Great Plains Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779

To the Board of Trustees of the Great Plains Funds:

Portfolios of Great Plains Funds	File No.
Equity Fund				811-8281
Intermediate Bond Fund			811-8281
Tax-Free Bond Fund			811-8281
Premier Fund				811-8281
International Equity Fund		811-8281


We have examined management's assertion about the Great
Plains Funds (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 13,
1999, included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of July 13, 1999, and with respect to agreement of security purchases and sales, for the period from May 4, 1999 (the date of our last examination) through July 13, 1999:

1. Confirmation of all securities held by Northern Trust, located in Chicago, IL, with such securities held for the account of National Bank of Commerce Trust and Savings Association ("NBC"), the Custodian, located in
Lincoln, NB;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 25 security purchases and a total of 25 security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Great Plains Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 13, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Great Plains Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


July 30, 1999